AMG OIL LTD.

Interim Financial Statements

For the three months ended December 31, 2008 and 2007

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended December 31, 2008.

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Balance Sheets
(Expressed in United States Dollars)

	December 31,	December 31,	September 30,
	2008	2007	2008
	(Unaudited)	(Unaudited)	(Audited)
Assets

Current

Cash and cash equivalents	$1,049,570	$1,300,558	$1,104,364
Prepaid expenses	107	-	107

Total Current Assets and Total Assets	$1,049,677	$1,300,558	$1,104,471

Current Liabilities

Accounts payable and accrued liabilities	$32,521	$8,000	$39,394
Due to related parties (Note 3)	10,990	7,783	2,604

Total Current Liabilities and Total Liabilities	43,511	15,783	41,998

Commitments and Contingencies (Note 4)	-	-	-

Stockholders’ Equity
Common voting stock (Note 5) $0.00001 par value
100,000,000 shares authorized
Issued and outstanding at September 30, and
December 31:
2008: 23,200,000 shares
2007: 23,200,000 shares	232	232	232
Additional paid-in capital	4,232,140	4,194,600	4,232,140
Deficit accumulated during the exploration stage	(3,226,206)	(2,910,057)	(3,169,899)

Total Stockholders’ Equity	1,006,166	1,284,775	1,062,473

Total Liabilities and Stockholders’ Equity	$1,049,677	$1,300,558	$1,104,471

See accompanying notes to the interim financial statements
F1

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Statements of Operations
(Unaudited)
(Expressed in United States Dollars)

			Cumulative
			from Inception
	Three Months	Three Months	on February 20,
	Ended	Ended	1997 to
	December 31,	December 31,	December 31,
	2008	2007	2008

Expenses

General and administrative	$63,944	$38,124	$1,138,530
Stock-based compensation			222,415
Loss on sale of investments	-	-	17,820
Write-down of investments	-	-	234,780
Write-off of loan receivable	-	-	30,000

Total expenses	(63,944)	(38,124)	(1,643,545)

Other Item
Interest	7,637	15,307	204,749

Net loss from continuing operations	(56,307)	(22,817)	(1,438,796)

Net loss from discontinued operations	-	-	(1,787,410)

Net loss and comprehensive loss	$(56,307)	$(22,817)	$(3,226,206)

Basic loss per share:
From continuing operations	$(0.00)	$(0.00)
From discontinued operations	(0.00)	(0.00)
	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding	23,200,000	23,200,000

See accompanying notes to the interim financial statements
F2

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Statements of Changes in Stockholders’ Equity
(Unaudited)
(Expressed in United States Dollars)

For the Three Months Ended December 31, 2008

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Exploration	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Balance at September 30,
2008	23,200,000	$232	$4,232,140	$(3,169,899)	$1,062,473
				(1,106,470)
Net loss during the period	-	-	-	(56,307)	(56,307)

Balance at December 31,
2008	23,200,000	$232	$4,232,140	$(3,226,206)	$1,006,166

See accompanying notes to the interim financial statements
F3

AMG OIL LTD.
(An Exploration Stage Enterprise)
Interim Statements of Cash Flows
(Unaudited)
(Expressed in United States Dollars)

			Cumulative
	Three Months	Three Months	from Inception
	Ended	Ended	on February 20,
	December 31,	December 31,	1997 to
	2008	2007	December 31, 2008
Cash provided by (used in):
Operating Activities
Net loss from continuing operations	$(56,307)	$(22,817)	$(1,438,796)
Adjustments to reconcile net loss to
cash used in operating activities:
Depreciation	-	-	5,889
Net compensation expense from stock
options	-	-	222,415
Loss on sale of investments	-	-	17,820
Write-down of investments	-	-	234,780
Write-off of loan receivable	-	-	30,000
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(6,873)	(155)	32,521
Due to related parties	8,386	5,248	(11,244)
Prepaid expenses	-	150	(107)
Net cash used in continuing operations	(54,794)	(17,574)	(906,722)
Net cash provided by discontinued operations			60,405
Net cash used in operating activities	(54,794)	(17,574)	(846,317)
Financing Activities
Common shares issued for cash			4,039,957
Common shares re-purchased with cash	-	-	(30,000)
Net cash provided by financing activities	-	-	4,009,957
Investing Activities	-	-
Loan receivable			(30,000)
Purchase of investments	-	-	(324,856)
Proceeds from sale of investments	-	-	82,256
Oil and gas exploration expenditures	-	-	(1,835,581)
Purchase of property and equipment	-	-	(5,889)
Net cash used in investing activities	-	-	(2,114,070)
Net increase (decrease) in cash	-	-
during the period	(54,794)	(17,574)	1,049,570
Cash and cash equivalents - Beginning of period	1,104,364	1,318,132	-
Cash and cash equivalents - End of period	$1,049,570	$1,300,558	$1,049,570
Supplemental disclosure of net-cash from
discontinued operations:
Net loss from discontinued operations	$-	$-	$(1,787,410)
Gain on forgiveness of debt			22,234
Write-off of oil and gas interest	-	-	1,832,520
Gain on sale of oil and gas interest	-	-	(6,939)
Net cash provided by discontinued operations	-	-	60,405
Supplemental disclosure of non-cash	-	-
investing activities:
Purchase of investments	$-	$-	$(10,000)

See accompanying notes to the interim financial statements
F4

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Interim Financial Statements
(unaudited – Prepared by Management)

For the Three Months Ended December 31, 2008 and 2007

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The plan of operations for the Company is to acquire a business either through purchase, merger, consolidation, application or other means. Initially, management of the Company anticipates concentrating our efforts on locating and acquiring a business, properties, or other assets, or a combination thereof, in the oil and gas industry, although management may cause us to attempt to acquire a business in another area. However, there can be no assurance that the Company will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has no revenue producing operations and has incurred recurring operating losses and an accumulated deficit of $3,226,206 at December 31, 2008. These factors, among others, raise substantial doubt about the Company’s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company’s ability to obtain adequate financing and continuing support from stockholders and creditors to attain profitable operations. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed elsewhere in these notes.

The Company is an exploration stage enterprise and is required to identify that these financial statements are those of an exploration stage enterprise in accordance with paragraph 12 of Statement of Financial Accounting Standards (“SFAS”) No. 7 and is focusing on acquiring suitable resource-based assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

The preparation of financial statements is in conformity with generally accepted accounting principles used in the United States of America, which may require management to make estimates and assumptions that would affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the fiscal period in which estimates are made. While management believes any estimates used would be reasonable, actual results may differ from those estimates. Areas requiring the use of estimates include the determination of the valuation allowance for future income tax assets, accruals and the variable used in the determination of the fair-value of stock-based compensation.

b)	Financial Instruments and Financial Risk

	i)	Fair values

The fair values of cash and cash equivalents and accounts payable and accrued liabilities are carried at cost, which approximate their carrying values due to their short- term maturity.

	ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. Included in cash and cash equivalents is a $986,591 discount note earning 3.199% interest that matures January 12, 2009.

	iii)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions, however, these deposits could at times exceed federally insured limits.

	iv)	Currency risk

The Company’s functional and reporting currency is the United States dollar. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

c)	Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized over their useful lives. Currently the Company does not have any property and equipment.

e)	Stock-based Compensation

All stock option based grants and expiry date extensions are measured and recognized in the financial statements using a fair value based method in accordance with SFAS No. 123R, “Share Based Payments”. Fair value is calculated using the Black-Scholes option pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

f)	Basic and Diluted Loss per Share

Basic loss per common share is calculated by dividing the loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated by dividing net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

g)	Income Taxes

The Company accounts for income taxes under an asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered. If, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance against deferred tax assets is recorded.

h)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. All transactions in currencies other than the U.S. dollar during the period are translated at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing period-end rate of exchange. Exchange gains or losses are included in the statement of operations in the period in which they occur.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2008, the Company incurred $21,715 (December 31, 2007: $17,948) of mainly general and administrative costs through DLJ Management Corp. (“DLJ”), a wholly owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”). The amount represents costs incurred by DLJ on behalf of the Company. At December 31, 2008, the Company owes DLJ $10,990 (December 31, 2007: $7,783). Trans-Orient is related to the Company through a common director and officer. During the three months ended December 31, 2008 two Directors were paid $2,070 (December 31, 2007: $5,866) of which $1,659 was paid indirectly through DLJ for time spent on the business of the Company.

These transactions are measured at the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related parties.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

On October 1, 2007, the Company entered into an agreement with a consultant to provide advisory services to the Company on an on-going basis and includes monthly compensation of CDN$5,000 per month. This agreement can be terminated by giving the consultant one month’s termination notice. The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed. Rental of premises is on a month-to-month basis.

NOTE 5 - COMMON VOTING STOCK

Share Purchase Warrants and Stock Options

At December 31, 2008 and 2007, the following share purchase warrants and stock options were outstanding and exercisable:

	Number	Price	Expiry
	of Shares	per Share	Date
Share Purchase Warrants	6,600,000	$0.50	February 28, 2009
Stock Options	396,000	$0.25	February 28,2009